UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): April 05, 2025

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W 125th Street

New York, NY 10027

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

Technology and Service Provider Disruptions

On April 05, 2025, the Manager had multiple communications with its platform's servers provider to address disruption affecting access to its platform. The Manager is actively coordinating efforts to resolve the issue and restore normal operations. While immediate access to our service server cannot be guaranteed, the Manager is actively working on restoring full product functionality. As a result of this service disruption, investors may face difficulties viewing their accounts online.

See “We rely on third–party financial services providers and on third–party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding equity investments may be adversely affected” in the Company's Offering Statement here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2025

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President